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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    1   )*

                        Delta-Omega Technologies, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                   COMMON STOCK, par value $.001 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  247782303
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

Gus J. Athas, TWO N. RIVERSIDE PLAZA, SUITE 1100 CHGO., IL  60606  (312)906-8700
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
     COMMUNICATIONS)

                               November 4, 1996
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE   1   OF   10

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
CUSIP No.  247782303                          13D                               PAGE   2   OF   10
--------------------                                                            ------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Great American Management and Investment, Inc.
              58-1351398
--------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  /X/
            (b)  / /
--------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
--------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
            2(e)  / /
--------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------------------------
                                                               SOLE VOTING POWER
                                            7                      0
     NUMBER OF SHARES                  -----------------------------------------------------------
   BENEFICIALLY OWNED BY                    8                  SHARED VOTING POWER
      EACH REPORTING                   -----------------------------------------------------------
        PERSON WITH                         9                  SOLE DISPOSITIVE POWER
                                                                   0
                                       -----------------------------------------------------------
                                            10                 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0
--------------------------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               / /
--------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0
--------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



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
CUSIP No.  247782303                           13D                              PAGE   3   OF   10
--------------------                                                            ------------------
    1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GAMI Investments, Inc.
              36-3992617
--------------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /X/
            (b) / /
--------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
            2(e) / /
--------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------------------------
                                            7     SOLE VOTING POWER
                                                     1,866,666
     NUMBER OF SHARES                     --------------------------------------------------------
   BENEFICIALLY OWNED BY                    8     SHARED VOTING POWER
      EACH REPORTING                      --------------------------------------------------------
       PERSON WITH                          9     SOLE DISPOSITIVE POWER
                                                     1,866,666
                                           -------------------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,866,666
--------------------------------------------------------------------------------------------------
    12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              / /
--------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.0%
--------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
               THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D.


   Item 2. Identity and Background
           This item is amended by adding the following:
           (a - c)  This statement is also being filed by GAMI
           Investments, Inc., a Delaware corporation ("Investments"). Investments is a wholly owned subsidiary of GAMI.
           Investments' principal executive office is located at Two North Riverside Plaza, Suite 1100, Chicago, IL 60606.
           Investments is a holding company. Certain information concerning the executive officers and directors of Investments is set forth in Appendix B hereto.

           (d - e) Neither Investments nor, to the best knowledge of Investments, any of the persons listed in Appendix B hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration
           On November 4, 1996, GAMI contributed the 933,333 shares of Preferred Stock and the 933,333, Warrants to Investments for no cash consideration.

   Item 4. Purpose of Transaction
           Investments acquired the Preferred Stock and Warrants from GAMI for investment purposes. Subject to availability at prices deemed favorable by Investments, Investments may purchase Common Stock, additional shares of Preferred Stock or Warrants from time to time in the open market or in privately negotiated transactions, or may dispose of all or a portion of the Preferred Stock and Warrants presently held or all securities hereafter acquired by it.

           Except as set forth above, Investments does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
           (j) of Item 4. of Schedule 13d.

   Item 5. Interest in Securities of the Issuer
           (a) and (b) To the best knowledge of Investments, there are 12,546,807 shares of Common Stock outstanding. [1] As of the date hereof, assuming the conversion of the 933,333 shares of Preferred Stock for 933,333 shares of Common Stock and the exercise of the 933,333 Warrants for 933,333 shares of Common Stock

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

           beneficially owned by Investments, Investments would be the beneficial owner of approximately 13.0% of the shares of Common Stock outstanding (assuming the conversion of Investments' Preferred Stock and the exercise of Investments' Warrants). Investments has the sole power to vote or to direct the vote of the Preferred Stock beneficially owned by it. Investments would have the sole power to vote or to direct the vote of the Common Stock (assuming the conversion of the Preferred Stock owned by it and the exercise of the Warrants owned by it) and has the sole power to dispose or to direct the disposition of the Preferred Stock and the Warrants beneficially owned by it. GAMI, as the parent of Investments, disclaims any beneficial ownership in the securities reported herein.

           (c) On November 4, 1996, GAMI contributed the Preferred Stock and Warrants to Investments.

           (d) and (e)  Not applicable.


  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
           None.

  Item 7.  Material to be Filed as Exhibits
           Exhibit 1 - Joint Filing Agreement







1
 As of June 30, 1996, as reported in the Issuer's Form 10-QSB for the quarter ended May 31, 1996.



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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 18, 1996
-----------------
DATE

                                  Great American Management and Investment, Inc.

                                       By: /s/  Gus J. Athas
                                           ------------------------------------
                                           Gus J. Athas, Senior Vice President
                                             and General Counsel


                                  GAMI Investments, Inc.

                                       By: /s/  Gus J. Athas
                                           ------------------------------------
                                           Gus J. Athas, Senior Vice President,
                                             General Counsel and Secretary

                                   APPENDIX B

     Information concerning executive officers, directors and the general of partners of the sole stockholder of GAMI was included in Appendix A to the Schedule 13D filed on July 22, 1996. Information concerning
Investments' executive officers and directors is set forth below. All the individuals listed below are citizens of the United States.


                EXECUTIVE OFFICERS AND DIRECTORS OF INVESTMENTS


Name & Business Address  Position with Investments & Principal Occupation or
                         Employment


Samuel Zell                  Chairman of the Board of Directors.  Information
Two N. Riverside Plaza       concerning Mr. Zell was previously filed in
Chicago, IL  60606           Schedule 13D.

Rod F. Dammeyer              Director, President and Chief Executive Officer.
Two N. Riverside Plaza       Information concerning Mr. Dammeyer
Chicago, IL  60606           was previously filed in Schedule 13D.

Sheli Z. Rosenberg           Director.  Information concerning Mrs. Rosenberg
Two N. Riverside Plaza       was previously filed in Schedule 13D.
Chicago, IL  60606

Gus J. Athas                 Senior Vice President, General Counsel and
Two N. Riverside Plaza       Secretary.  Information concerning Mr. Athas
Chicago, IL  60606           was previously filed in Schedule 13D.

Sam A. Cottone               Senior Vice President and Chief Financial Officer.
Two N. Riverside Plaza       Information concerning Mr. Cottone was previously
Chicago, IL  60606           filed in Schedule 13D.

Anthony Navitsky             Vice President, Treasurer and Assistant Secretary.
Two N. Riverside Plaza       Mr. Navitsky is Treasurer of Eagle Industrial
Chicago, IL  60606           Products Corporation, a holding company located
                             at Two N. Riverside Plaza, Chicago, IL 60606.




                                PAGE   7 OF   10



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                                 EXHIBIT INDEX




EXHIBIT NUMBER                       NAME                    PAGE NUMBER
      1                    Joint Filing Agreement                 9


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